UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          DATA SYSTEMS & SOFTWARE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    237887104
                                 (CUSIP Number)

         Eugene Grin                           with a copy to:
         Director                              Steven E. Siesser, Esq.
         Laurus Master Fund, Ltd.              Lowenstein Sandler PC
         825 Third Avenue, 14th Floor          65 Livingston Avenue
         New York, New York 10022              Roseland, New Jersey  07068
         (212) 541-5800                        (973) 597-2506
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         237887104
--------------------------------------------------------------------------------
1    Names of Reporting Persons.    Laurus Master Fund, Ltd.

     I.R.S. Identification Nos. of above persons (entities only): 98-0337673

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal  Proceedings Is Required Pursuant to
     Items 2(d) or 2(e):

     Not Applicable
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:

     Cayman Islands
--------------------------------------------------------------------------------
               7    Sole Voting Power:

                    *
               -----------------------------------------------------------------
  NUMBER OF    8    Shared Voting Power:
   SHARES
BENEFICIALLY        315,000*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    Sole Dispositive Power:
  REPORTING
   PERSON           *
    WITH       -----------------------------------------------------------------
               10   Shared Dispositive Power:

                    315,000*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     315,000*
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                  Not Applicable

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     3.9%*
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------
* Includes warrants to purchase up to 315,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of Data Systems and Software, Inc. (the "Company"). These warrants contain an issuance limitation prohibiting the holder from converting or exercising the warrants to the extent that the holder beneficially owns more than 4.99% of the shares of Common Stock then issued and outstanding, or to the extent such conversion or exercise would result in beneficial ownership by the holder of more than 4.99% of the Common Stock then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder upon 75 days prior notice to the Company. These securities are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. reported in this Schedule 13D, as amended.

Cusip No.         237887104

--------------------------------------------------------------------------------
1    Names of Reporting Persons.    Laurus Capital Management, LLC

     I.R.S. Identification Nos. of above persons (entities only): 13-4150669

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):

     OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal  Proceedings Is Required Pursuant to
     Items 2(d) or 2(e):

     Not Applicable
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:

     Delaware
--------------------------------------------------------------------------------
               7    Sole Voting Power:

                    *
               -----------------------------------------------------------------
  NUMBER OF    8    Shared Voting Power:
   SHARES
BENEFICIALLY        315,000*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    Sole Dispositive Power:
  REPORTING
   PERSON           *
    WITH       -----------------------------------------------------------------
               10   Shared Dispositive Power:

                    315,000*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     315,000*
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                  Not Applicable

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     3.9%*
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------
* Includes warrants to purchase up to 315,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of Data Systems and Software, Inc. (the "Company"). These warrants contain an issuance limitation prohibiting the holder from converting or exercising the warrants to the extent that the holder beneficially owns more than 4.99% of the shares of Common Stock then issued and outstanding, or to the extent such conversion or exercise would result in beneficial ownership by the holder of more than 4.99% of the Common Stock then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder upon 75 days prior notice to the Company. These securities are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. reported in this Schedule 13D, as amended.

Cusip No.         237887104

--------------------------------------------------------------------------------
1    Names of Reporting Persons.    David Grin

     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):

     OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal  Proceedings Is Required Pursuant to
     Items 2(d) or 2(e):

     Not Applicable
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:

     Israel
--------------------------------------------------------------------------------
               7    Sole Voting Power:

                    *
               -----------------------------------------------------------------
  NUMBER OF    8    Shared Voting Power:
   SHARES
BENEFICIALLY        315,000*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    Sole Dispositive Power:
  REPORTING
   PERSON           *
    WITH       -----------------------------------------------------------------
               10   Shared Dispositive Power:

                    315,000*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     315,000*
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                  Not Applicable

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     3.9%*
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     IN
--------------------------------------------------------------------------------
* Includes warrants to purchase up to 315,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of Data Systems and Software, Inc. (the "Company"). These warrants contain an issuance limitation prohibiting the holder from converting or exercising the warrants to the extent that the holder beneficially owns more than 4.99% of the shares of Common Stock then issued and outstanding, or to the extent such conversion or exercise would result in beneficial ownership by the holder of more than 4.99% of the Common Stock then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder upon 75 days prior notice to the Company. These securities are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. reported in this Schedule 13D, as amended.

Cusip No.         237887104

--------------------------------------------------------------------------------
1    Names of Reporting Persons.    Eugene Grin

     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds (See Instructions):

     OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal  Proceedings Is Required Pursuant to
     Items 2(d) or 2(e):

     Not Applicable
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:

     United States
--------------------------------------------------------------------------------
               7    Sole Voting Power:

                    *
               -----------------------------------------------------------------
  NUMBER OF    8    Shared Voting Power:
   SHARES
BENEFICIALLY        315,000*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    Sole Dispositive Power:
  REPORTING
   PERSON           *
    WITH       -----------------------------------------------------------------
               10   Shared Dispositive Power:

                    315,000*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     315,000*
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                  Not Applicable

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11):

     3.9%*
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions):

     IN
--------------------------------------------------------------------------------
* Includes warrants to purchase up to 315,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of Data Systems and Software, Inc. (the "Company"). These warrants contain an issuance limitation prohibiting the holder from converting or exercising the warrants to the extent that the holder beneficially owns more than 4.99% of the shares of Common Stock then issued and outstanding, or to the extent such conversion or exercise would result in beneficial ownership by the holder of more than 4.99% of the Common Stock then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the holder upon 75 days prior notice to the Company. These securities are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. reported in this Schedule 13D, as amended.

THIS AMENDMENT NO. 2 TO SCHEDULE 13D IS BEING FILED BY THE UNDERSIGNED TO CORRECT AND AMEND THE SCHEDULE 13D, DATED APRIL 9, 2003, AND AMENDMENT NO. 1 THERETO, DATED MAY 5, 2003, WITH RESPECT TO THE SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (THE "COMMON STOCK") OF DATA SYSTEMS & SOFTWARE, INC., A DELAWARE CORPORATION (THE "COMPANY").

Item 2.  Identity and Background.
         -----------------------

      Item 2 is hereby amended by deleting Item 2 in its entirety and by substituting the following in lieu thereof:

      (a)   Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13D is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, David Grin and Eugene Grin is set forth on Appendix A hereto.

      (b)   Jurisdiction of Incorporation: Cayman Islands

      (c)   Principal Business: Direct investments in companies

      (d)   Address of Principal Business and Principal Office:

            c/o Laurus Capital Management, LLC   c/o M&C Corporate Services Ltd.
            825 Third Avenue, 14th Floor         P.O. Box 309 GT
            New York, NY  10022                  Ugland House
                                                 South Church Street
                                                 George Town
                                                 Grand Cayman
                                                 Cayman Islands

      (e)   Criminal Proceedings:

            During the last five years none of Laurus Master Fund, Ltd., Laurus Capital Management, LLC, Eugene Grin or David Grin (collectively, the "Reporting Persons") has been convicted in any criminal proceeding.

      (f)   Civil Proceedings:

            During the last five years none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

      Item 3 of this Schedule 13D is amended by adding the following:

      On June 2, 2002, Laurus Master Fund, Ltd. acquired a warrant to purchase up to 125,000 shares of Common Stock of the Company at $4.20 per share. On December 5, 2002, Laurus Master Fund, Ltd. acquired a warrant to purchase up to 30,000 shares of the Company's Common Stock at $2.004 per share, 60,000 shares of the Company's Common Stock at $2.338 per share, and 100,000 shares of the Company's Common Stock at $3.34 per share.

      Each of the warrants contains an issuance limitation prohibiting Laurus Master Fund, Ltd. from converting or exercising the warrants to the extent that Laurus Master Fund, Ltd. beneficially owns more than 4.99% of the shares of Common Stock of the Company then issued and outstanding, or to the extent such conversion or exercise would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 4.99% of the shares of Common Stock of the Company then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Laurus Master Fund, Ltd. upon 75 days prior notice to the Company.

      On June 30, 2003, Laurus Master Fund, Ltd. purchased 25,000 shares of Common Stock of the Company, for a purchase price of $1.59 per share.

      All funds used to purchase or acquire the securities of the Company by Laurus Master Fund, Ltd. came directly from the assets of Laurus Master Fund, Ltd.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

      Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2003, as of May 15, 2003, there were 7,866,359 shares of Common Stock of the Company issued and outstanding. As of July 31, 2003, Laurus Master Fund, Ltd. is the holder of warrants to purchase up to 315,000 shares of Common Stock of the Company, or 3.9% of the shares of Common Stock deemed issued and outstanding. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. The Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's Common Stock deemed issued and outstanding as of July 31, 2003.

      The following tables detail the transactions since the date of the event which required the filing of the Schedule 13D Amendment No. 1 in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons or any other person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                            LAURUS MASTER FUND, LTD.
                            ------------------------

                                   (Purchases)
---------------------------- ------------------------ --------------------------
     Transaction Date            Number of Shares             Price
---------------------------- ------------------------ --------------------------
         6/30/2003                    25,000                  $1.59
---------------------------- ------------------------ --------------------------


                                     (Sales)
---------------------------- ------------------------- -------------------------
     Transaction Date            Number of Shares               Price
---------------------------- ------------------------- -------------------------
         5/15/2003                     3,000                   $1.982
         5/16/2003                     3,196                   $1.956
         5/19/2003                     7,500                   $1.9419
         5/20/2003                    10,000                   $1.9348
         5/21/2003                    31,000                   $2.028
         5/23/2003                     1,500                   $2.2532
         6/9/2003                       800                    $2.241
         6/10/2003                     1,300                   $2.2699
         6/11/2003                      500                    $2.1998
         6/12/2003                     3,000                   $2.397
         6/13/2003                     2,700                   $2.4214
         6/16/2003                     1,600                   $2.3348
         6/20/2003                     4,800                   $2.3074
         6/23/2003                     2,900                   $2.2623
         6/24/2003                     5,000                   $2.2859
         6/25/2003                     2,400                   $2.3837
         6/26/2003                     2,000                   $2.3849
         7/1/2003                      2,600                   $2.439
         7/2/2003                      4,100                   $2.349
         7/3/2003                      5,400                   $2.303
         7/7/2003                      2,300                   $2.2882
         7/8/2003                      7,400                   $2.3243
         7/9/2003                     13,600                    $2.36
         7/10/2003                     4,000                   $2.335
         7/16/2003                     4,100                   $2.286
         7/31/2003                    400,000                   $1.95
         7/31/2003                      500                    $2.249
---------------------------- ------------------------- -------------------------

                                    Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2007

                            LAURUS MASTER FUND, LTD.


                            /s/ Eugene Grin
                            -------------------------
                            Eugene Grin
                            Director





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   APPENDIX A

A. Name of business, state of organization, principal business and address thereof, and address of its principal office:

                               Laurus Capital Management, LLC,
                               Delaware limited liability company
                               controls Laurus Master Fund, Ltd.
                               c/o Laurus Capital Management, LLC
                               825 Third Avenue, 14th Floor
                               New York, New York  10022

B.       Name:                 Eugene Grin
         Business
         Address:              825 Third Avenue, 14th Floor
                               New York, New York 10022

         Principal         Director of Laurus Master Fund, Ltd.
         Occupation:       Principal of Laurus Capital Management, LLC

         Name of business, principal business and address of corporation or other organization in which such employment is conducted:

                               Laurus Master Fund, Ltd., investments in public companies
                               c/o Laurus Capital Management, LLC
                               825 Third Avenue, 14th floor
                               New York, New York 10022

C.       Name: David Grin
         Business:
         Address:          825 Third Avenue, 14th Floor
                           New York, New York  10022

         Principal         Director of Laurus Master Fund, Ltd.
         Occupation:       Principal of Laurus Capital Management, LLC

         Name of business, principal business and address of corporation or other organization in which such employment is conducted:

                               Laurus Master Fund, Ltd., direct investments in companies
                               c/o Laurus Capital Management, LLC
                               825 Third Avenue, 14th Floor
                               New York, New York 10022

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13D to which this Appendix A is attached is filed on behalf of each of them, respectively.


         LAURUS CAPITAL MANAGEMENT, LLC

         /s/ Eugene Grin
         -------------------------
         Eugene Grin
         Principal
         February 14, 2007




         /s/ Eugene Grin
         -------------------------
         Eugene Grin, individually
         February 14, 2007




         /s/ David Grin
         -------------------------
         David Grin, individually
         February 14, 2007